Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Number 333-253293

Ford Motor Credit Company LLC

Final Term Sheet

3.625% Notes due 2031

3.625% Notes due 2031
Issuer:	Ford Motor Credit Company LLC

Trade Date:	June 22, 2021

Settlement Date:	June 25, 2021 (T+3)

Stated Maturity:	June 17, 2031

Principal Amount:	$1,000,000,000

Interest Rate:	3.625%

Benchmark Treasury:	1.625% due May 15, 2031

Benchmark Treasury Yield and Price:	1.478% / 101-11

Yield to Maturity:	3.625%

Price to Public:	100.000% of principal amount plus accrued interest from June 25, 2021

Underwriting Discount:	0.900%

Net Proceeds (Before Expenses) to Issuer:	$991,000,000 (99.100%)

Interest Payment Dates:	Semi-annually on each June 17 and December 17, beginning December 17, 2021 (short first coupon)
Redemption Provision:

Make-Whole Call: Prior to March 17, 2031 (three months prior to maturity date), at greater of par and make-whole at discount rate of Adjusted Treasury Rate plus 35 basis points

Par Call: At any time on or after March 17, 2031 (three months prior to maturity date)

Joint Book-Running Managers:

BNP Paribas Securities Corp.

BofA Securities, Inc.

Credit Suisse Securities (USA) LLC

Morgan Stanley & Co. LLC

BMO Capital Markets Corp.

NatWest Markets Securities Inc.

Scotia Capital (USA) Inc.

Wells Fargo Securities, LLC

Co-Managers:	Santander Investment Securities Inc. U.S. Bancorp Investments, Inc. C.L. King & Associates, Inc.

Loop Capital Markets LLC Mischler Financial Group, Inc. Siebert Williams Shank & Co., LLC

CUSIP/ISIN:	345397 B69 / US345397B694

It is expected that delivery of the Notes will be made against payment therefor on or about June 25, 2021, which will be the third business day following the date of pricing of the Notes (such settlement cycle being referred to herein as “T+3”). Under Rule 15c6-1 pursuant to the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date of pricing will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade those Notes on the date of pricing should consult their own advisor.

The issuer has filed a registration statement, including a prospectus and a preliminary prospectus supplement, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement (or, if available, the prospectus supplement) if you request it by calling BNP Paribas Securities Corp. at 1-800-854-5674, BofA Securities, Inc. at 1-800-294-1322, Credit Suisse Securities (USA) LLC at 1-800-221-1037 and Morgan Stanley & Co. LLC at 1-866-718-1649.

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